SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Rogue Wave Software, Inc.

(Name of Subject Company)

Rogue Wave Software, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

775369101

(CUSIP Number of Class of Securities)

KATHLEEN E. BRUSH

PRESIDENT AND CHIEF EXECUTIVE OFFICER
ROGUE WAVE SOFTWARE, INC.
5500 FLATIRON PARKWAY
BOULDER, COLORADO 80301
(303) 473-9118
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

DOUGLAS R. WRIGHT, ESQ.

JAMES H. CARROLL, ESQ.
NATHANIEL G. FORD, ESQ.
FAEGRE & BENSON LLP
3200 WELLS FARGO CENTER
1700 LINCOLN STREET
DENVER, COLORADO 80203
(303) 607-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement date of a tender offer.

SIGNATURE
ANNEX A INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
ANNEX B OPINION OF BRYANT PARK CAPITAL, INC.
EXHIBIT INDEX
EX-(a)(3) Letter to Stockholders
EX-(e)(4) Change of Control Agmt. dated 9/17/03
EX-(e)(5) Change of Control Agmt. dated 9/17/03
EX-(e)(6) Change of Control Agmt. dated 9/17/03
EX-(e)(7) Separation and Release Agreement
EX-(e)(8) Separation and Release Agreement
EX-(e)(9) Separation and Release Agreement

Item 1.     Subject Company Information.

      The name of the subject company is Rogue Wave Software, Inc., a Delaware corporation (“Rogue Wave” or the “Company”). The address of the principal executive office of the Company is 5500 Flatiron Parkway, Boulder, Colorado 80301, and its telephone number is (303) 473-9118.

      The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9” or “Statement”) relates is the common stock, $.001 par value per share, of the Company (including the associated purchase rights pursuant to the Company’s rights agreement, the “Common Stock”). As of November 7, 2003, there were 10,549,469 shares of Common Stock issued and outstanding.

Item 2.     Identity and Background of Filing Person.

      The filing person of this Statement is the subject company, Rogue Wave. The business address and telephone number of Rogue Wave are as set forth in Item 1 above.

      This Statement relates to an offer (the “Offer”) by Quovadx, Inc., a Delaware corporation (“Quovadx”), through its wholly owned subsidiary, Chess Acquisition Corp., a Delaware corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO (“Schedule TO”), dated November 12, 2003, to exchange each outstanding share of Common Stock for (i) cash in the amount of $4.09 and (ii) 0.5292 shares of Quovadx common stock, par value $0.01 per share (“Quovadx Common Stock”), upon the terms and subject to the conditions set forth in a preliminary prospectus dated November 12, 2003 (the “Prospectus”), contained in a Registration Statement on Form S-4 filed by Quovadx with the Securities and Exchange Commission (“SEC”) on November 12, 2003 (“Registration Statement”), and in the related letter of transmittal. The closing sale price of Quovadx Common Stock on November 3, 2003, the last trading day before the Offer was announced, was $5.17.

      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 3, 2003, by and among Quovadx, Purchaser and Rogue Wave (“Merger Agreement”). The Merger Agreement provides that, following the acquisition of Common Stock pursuant to the Offer, the Purchaser will merge with and into Rogue Wave with Rogue Wave continuing in existence as the surviving corporation (the “Merger”).

      Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of Common Stock that was not tendered pursuant to the Offer and accepted by Quovadx (other than shares held by Quovadx and dissenting shares) will be converted into the right to receive cash in the amount of $4.09 and 0.5292 shares of Quovadx Common Stock, without interest.

      The Schedule TO indicates that the principal executive offices of Quovadx and the Purchaser are located at 6400 S. Fiddler’s Green Circle, Suite 1000, Englewood, Colorado 80111.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

      Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and officers are, except as noted below, described in the Prospectus in the section “Agreements Related to the Offer and the Merger,” and are incorporated herein by reference. Except as referred to herein or in the Information Statement prepared by the Company and attached as Annex A (the “Information Statement”), pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (1) the Company, its officers, directors or affiliates or (2) Quovadx or the Purchaser, or their respective officers, directors or affiliates.

The Merger Agreement

      A summary of the material terms of the Merger Agreement in the section “The Merger Agreement” in the Prospectus is incorporated herein by reference. The description is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as Exhibit 2.1 to the Registration Statement and is incorporated herein by reference.

Agreements Related to the Merger

      All of the members of the Board of Directors and Ms. Kathleen Brush and Ms. Mary Kreidler Walker, who are officers of the Company, have each entered into Tender and Voting Agreements and Affiliate Agreements with Quovadx. A summary of the material terms of the Tender and Voting Agreements and the Affiliate Agreements is found in the section “Agreements Related to the Offer and the Merger” in the Prospectus and is incorporated herein by reference. The description is qualified in its entirety by reference to the complete text of the agreements, which have been filed as Exhibits 2.2 and 2.3, respectively, to the Registration Statement and are incorporated herein by reference.

Interests of Certain Persons in the Offer and the Merger

      Certain members of Rogue Wave’s management and the Board of Directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Rogue Wave stockholders generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Offer and the Merger. Interests that may be considered to be different from, or in addition to, interests of Rogue Wave’s stockholders generally are described below. As a result of these interests, Rogue Wave’s officers and directors may have reasons for tendering their shares and, if necessary, voting to adopt the Merger Agreement and approve the Merger that are not the same as Rogue Wave’s stockholders’ interests. Rogue Wave stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the Offer and the Merger.

Stock Options

      Generally, under the Merger Agreement, at the effective time of the Merger, each Rogue Wave stock option will be assumed by Quovadx and converted into an option to acquire, on the same terms and conditions as were applicable prior to the effective time of the Merger, a number of units equal to the number of shares of Rogue Wave Common Stock underlying each such option before the Merger. The exercise price for each such unit will equal the per share exercise price of the applicable stock option prior to the Merger. A unit will be comprised of 0.5292 Quovadx shares and $4.09 in cash. The number of Quovadx shares issuable upon exercise of the options assumed by Quovadx will be rounded to the nearest whole number.

      Ms. Brush, Ms. Walker and Mr. Thomas Gaunt, each of whom is an officer of the Company, hold unvested options to purchase Common Stock that will become vested and exercisable in full upon consummation of the Offer under their change of control agreements. (See “— Change of Control Agreements and Bonus Agreements” below.) In addition, Mr. Marc Sternfeld, a director of the Company, holds unvested options to purchase 1,389 shares of Common Stock under Rogue Wave’s 1996 Equity Incentive Plan that will immediately vest upon consummation of the Offer. The following table sets forth, with respect to each of the officers and each of the directors of Rogue Wave:

•	the number of shares of Rogue Wave Common Stock subject to options held by such persons that will be exercisable immediately upon the consummation of the Offer, including options that are currently exercisable as well as options that will become exercisable in connection with the transactions contemplated by the Merger Agreement;

•	the range of exercise prices of the options held by such persons;

•	the weighted average exercise price per share of the options held by such persons; and

•	the cash value (the total stock value less the exercise price) of all options held by such persons that are in-the-money (i.e. represent a positive spread between the respective exercise prices of the options and the value per share of Rogue Wave Common Stock of the consideration to be received in the Offer and the Merger), based upon an assumed per share value of Rogue Wave Common Stock to be received by

Rogue Wave stockholders in the Offer and the Merger of $6.76. This figure is based on the consideration of $4.09 per share in cash plus 0.5292 multiplied by the closing price of Quovadx common stock on November 10, 2003 of $5.05.

	Number of			Weighted Average
	Shares Subject		Range of Exercise	Exercise Price
Name	to Option(1)		Prices	Per Share	Cash Value

Kathleen E. Brush	540,000	(2)	$2.25 - $5.312	$2.48	$2,312,920.00
Mary Kreidler Walker	150,001	(2)	$2.68 - $9.125	$5.01	$310,366.25
Thomas E. Gaunt	110,000	(2)	$2.68 - $3.53	$3.33	$377,300.00
Michael R. Bundred	31,750		$3.00 - $13.00	$11.94	$9,700.00
Scott J. Lasica	3,453		$3.68	$3.68	$10,635.24
Thomas M. Atwood	44,333		$0.15 - $11.75	$5.96	$124,601.13
Louis C. Cole	29,312		$1.83 - $12.50	$8.50	$25,165.00
Margaret M. Norton	20,500		$1.83 - $8.25	$5.71	$36,470.00
Marc H. Sternfeld	15,833	(2)	$1.83 - $3.75	$3.29	$54,890.59

(1)	Assumes a closing date of the Offer of December 10, 2003.

(2)	Includes options that become exercisable upon consummation of the Offer.

      In addition to the options that will vest above, as of November 7, 2003, there are options to purchase 1,000 shares of Common Stock granted to Rogue Wave’s employees under the 1996 Equity Incentive Plan and there are options to purchase 9,500 shares of Common Stock granted to Rogue Wave’s employees under the 1997 Equity Incentive Plan that will immediately vest upon the consummation of the Offer pursuant to accelerated vesting provisions in individual option agreements and under individual change of control agreements.

Change of Control Agreements and Bonus Agreements

      Rogue Wave has entered into change of control agreements with each of Ms. Brush, Ms. Walker and Mr. Gaunt that provide that all unvested Rogue Wave options to purchase Common Stock each holds will vest upon a change of control. The consummation of the Offer will constitute a change of control event within the meaning of the change of control agreements. Pursuant to Ms. Brush’s offer letter dated February 21, 2003, Ms. Brush is eligible to receive a cash bonus of $62,500 for each fiscal quarter for obtaining certain performance objectives established for each quarter. On October 28, 2003, the Compensation Committee established Ms. Brush’s first quarter performance objectives, which include activities related to a sale of Rogue Wave approved by the Board of Directors. Similarly, Ms. Walker is eligible to receive a $5,000 cash bonus for each fiscal quarter for obtaining certain performance objectives established for each quarter. On October 28, 2003, Ms. Brush established Ms. Walker’s first quarter performance objectives, which include activities related to a sale of Rogue Wave approved by the Board of Directors. The Offer and the Merger constitute a transaction that could entitle Ms. Brush and Ms. Walker to these bonus payments. These agreements were entered into in the ordinary course of business, and the amounts to be received by Ms. Brush and Ms. Walker represent amounts they would otherwise have been entitled to in the event they met specific performance goals and the Board of Directors had not approved the Offer or the Merger. For example, Ms. Brush could be entitled to receive a quarterly bonus of $62,500 provided she achieved the other goals specified even if a sale of the Company did not occur.

Separation and Release Agreements

      In September 2003, Rogue Wave entered into separation and release agreements with each of Ms. Brush, Ms. Walker and Mr. Gaunt. These agreements provide that, in the event Rogue Wave terminates the employment of the applicable individual without cause within one year of a change of control event, Rogue Wave will pay the individuals as follows: (1) if Ms. Brush is terminated, she will receive 52 weeks base salary; (2) if Ms. Walker is terminated, she will receive 39 weeks base salary; and (3) if Mr. Gaunt is terminated, he will receive 39 weeks base salary. In addition, if Ms. Brush is terminated, she will receive continuation of health, welfare and similar benefits at the expense of Rogue Wave for the lesser of one year or until she gains other employment and is entitled to health benefits. If Ms. Walker or Mr. Gaunt are terminated, each will receive continuation of health, welfare and similar benefits at the expense of Rogue Wave for the lesser of nine months or until he or she gains other employment and is entitled to health benefits. The consummation of the Offer will constitute a change of control event within the meaning of the separation and release agreements. The obligation to pay severance is conditioned upon the named officers’ execution of an agreement releasing any claims they may have against Rogue Wave. Upon consummation of the Merger, Rogue Wave, as the surviving corporation, will continue to honor these separation and release agreements.

Employee Benefits

      Quovadx has agreed that from and after the effective time of the Merger, Quovadx will honor, in accordance with their terms, all employment, change of control, separation and release and salary continuation agreements between Rogue Wave and certain of its current and former officers. (See “— Change of Control and Bonus Agreements” and “— Separation and Release Agreements” above.) Quovadx has also agreed to maintain and continue health and welfare, leave and severance plans of Rogue Wave and its subsidiaries for the employees of Rogue Wave and its subsidiaries retained by Quovadx, for a period of six months following the effective time of the merger, provided that Quovadx is under no obligation to retain any employee or group of employees of Rogue Wave or its subsidiaries.

      When any of the employees of Rogue Wave or its subsidiaries retained by Quovadx enrolls in one of Quovadx’s employee benefit plans, policies or arrangements, Quovadx must use commercially reasonable efforts to ensure that each employee will be given credit for service with Rogue Wave or its subsidiaries under all benefit plans, programs, policies and arrangements maintained by Quovadx in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual. No service credit for benefit accrual purposes will be provided under any defined benefit pension plan or in any other circumstance that would result in duplicative accrual of benefits.

Existing Indemnification; Directors’ and Officers’ Insurance

      The Charter Documents eliminate the personal liability of present and former directors to Rogue Wave for any breach of their fiduciary duty, other than for breaches of the duty of loyalty to Rogue Wave or for self-dealing, intentional misconduct or a knowing violation of the law. The Charter Documents also provide a right of indemnification to each of Rogue Wave’s present and former directors and officers, to the fullest extent permitted by Delaware law, against any liability arising out of their actions as a director or officer of Rogue Wave. Rogue Wave will advance fees for the defense of any indemnified director or officer if he or she undertakes to repay the advance if it is ultimately determined that the director or officer is not entitled to indemnification. The Board of Directors may also provide for similar indemnification of employees and agents of Rogue Wave, although it is not required to advance fees for their defense. Even if Rogue Wave is prohibited from indemnifying a person under Delaware law, it may maintain insurance at the corporation’s expense to protect itself and any director, officer, employee or agent against an expense, liability or loss. The rights to indemnification discussed above are not exclusive of any other rights the directors, officers, employees or agents of Rogue Wave may have under any contract with Rogue Wave, the Charter Documents, Delaware law or otherwise.

Indemnification Pursuant to the Merger Agreement

      Quovadx has agreed, pursuant to the terms of the Merger Agreement, that for six years after the effective time of the Merger, to the extent not covered by insurance and as permitted by law, Quovadx will, or it will cause Rogue Wave, to indemnify and hold harmless the persons who were officers, directors, employees and agents of Rogue Wave prior to the effective time of the Merger in respect of acts or omissions occurring on or prior to the Merger or arising out of or pertaining to the transactions contemplated by the Merger to the extent provided under Rogue Wave’s certificate of incorporation and bylaws (the “Charter Documents”) in effect on the date of the Merger Agreement. Quovadx will pay any expenses incurred by such persons in advance of the final disposition of any such action or proceeding, provided that such indemnification will not be provided in violation of applicable law. Quovadx has further agreed that neither it nor Rogue Wave will amend the Charter Documents following the Merger to amend the indemnification provisions therein for a period of six years following the Merger. In addition, for six years after the effective time of the Merger, Quovadx will cause Rogue Wave to use its best efforts to provide officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Merger covering each such person covered by Rogue Wave’s officers’ and directors’ liability insurance policy as of the date of the Merger Agreement on terms substantially similar to those of such policy in effect on the date of the Merger Agreement, provided that Quovadx will not be obligated to cause Rogue Wave to pay premiums in excess of 200% of the annual premium Rogue Wave paid in its last full fiscal year. If Rogue Wave is unable to obtain the insurance for this amount, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

Transfers Under Rule 144

      The issuance of Quovadx Common Stock in connection with the Offer and the Merger will increase the number of shares of outstanding Quovadx common stock and is expected to result in greater share trading volume, which will affect the Rule 144 volume limitations that apply to affiliates of the combined company and former affiliates of Rogue Wave. This increase in the number of shares of outstanding Quovadx common stock may facilitate broader transfers of shares by affiliates.

Item 4.     The Solicitation or Recommendation.

Recommendation of the Board

      At a meeting held on November 3, 2003, the Board of Directors unanimously voted to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the stockholders of Rogue Wave. The Board also authorized the chief executive officer to finalize and execute the Merger Agreement on behalf of the Company. The Board of Directors unanimously voted to recommend that the Rogue Wave stockholders accept the Offer. A letter to Rogue Wave stockholders communicating the Board’s recommendation and a press release announcing the execution of the Merger Agreement are filed with this Statement as Exhibits (a)(3) and (a)(5).

Background

      As part of their ongoing activities, the Board of Directors and management of Rogue Wave have periodically explored and assessed alternatives to strengthen Rogue Wave’s business and enhance stockholder value. In the last few years, Rogue Wave’s Board of Directors and management have considered these alternatives in light of various trends in the software and technology industries and in light of external factors affecting these industries, including the economy generally, and other factors including the maturation of Rogue Wave’s core products.

      In the past year, Rogue Wave received a number of unsolicited inquiries and unsolicited proposals regarding an acquisition of the Company. Rogue Wave’s Board of Directors and management reviewed these proposals and concluded that they were inadequate or inconsistent with the Company’s long term strategy of maximizing stockholder value. In January 2003, following receipt and rejection of an unsolicited acquisition proposal, Rogue Wave’s Board of Directors adopted a rights agreement designed to protect the value of Rogue Wave’s stockholders’ interests in the event of an unsolicited attempt by an acquiror to take control of Rogue Wave in a manner or on terms not approved by Rogue Wave’s Board. Since January 2003, Rogue Wave has had discussions with third parties regarding potential business combinations, which in some cases resulted in non-binding proposals or preliminary indications of interest to acquire Rogue Wave. All such proposals were substantially below the consideration offered by Quovadx in the Offer and the Merger.

      At its regularly scheduled meetings from April 2003 through July 2003, the Board of Directors of Rogue Wave met with its chief executive officer, Ms. Kathleen Brush, to explore options to enhance stockholder value, including continuing on its then current business plan, seeking to develop new products to replace its legacy products or pursuing joint venture, partnering or other strategic alternatives with other companies, including a sale of Rogue Wave. In July 2003, the Rogue Wave Board of Directors authorized Ms. Brush to undertake a project to evaluate each of these alternatives.

      In July 2003, Ms. Brush interviewed three financial advisors, including Bryant Park Capital, Inc., that had submitted proposals to Rogue Wave at its request regarding their representation of Rogue Wave in connection with sale or merger transactions. Ms. Brush apprised the Rogue Wave Board of Directors of these discussions at a meeting of the board of directors held July 21, 2003, but no further action was taken at the meeting.

      In July 2003, Rogue Wave identified Quovadx as a company with which it might partner with respect to complementary products of the companies. Employees of the companies engaged in product evaluation discussions in this regard in August, September, and October 2003.

      In July 2003, Ms. Lorine Sweeney, Quovadx’s chief executive officer, requested First Albany Corporation, Quovadx’s financial advisor, to contact Rogue Wave to facilitate a discussion about the possible acquisition of Rogue Wave by Quovadx.

      In July 2003, a representative of First Albany contacted Ms. Brush regarding a meeting on August 7, 2003.

      On August 7, 2003, Ms. Sweeney, Mr. Gary Scherping, chief financial officer of Quovadx, certain other employees of Quovadx, Ms. Brush, certain other employees of Rogue Wave and two representatives of First Albany met via telephone conference call to discuss the respective products of the two companies.

      On September 3, 2003, Ms. Sweeney and Mr. Scherping met with representatives of First Albany via telephone to discuss potential structures for a merger with Rogue Wave and current valuation of Rogue Wave.

      On September 4, 2003, Ms. Sweeney, Mr. Scherping, Mr. Dennis Hefter, vice president, mergers and acquisitions of Quovadx, certain other employees of Quovadx, Ms. Brush, certain other employees of Rogue Wave and two representatives of First Albany met at the Englewood, Colorado headquarters of Quovadx. Rogue Wave and Quovadx executed a mutual non-disclosure agreement before the meeting. The participants continued discussions of the respective products of the two companies and discussed certain financial information regarding Rogue Wave.

      On September 11, 2003, in connection with Quovadx’s due diligence, Ms. Sweeney, Mr. Scherping and representatives of First Albany met via telephone with an analyst of the Meta Group, an independent market research firm, to discuss the Rogue Wave products and how they are perceived in the marketplace.

      On September 16, 2003, Rogue Wave and Quovadx executed a second mutual non-disclosure agreement. From September 16, 2003 to October 13, 2003, Rogue Wave provided financial and other information to Quovadx, and Quovadx representatives conducted a business and legal due diligence review of Rogue Wave.

      On September 24, 2003, Ms. Brush and Ms. Sweeney met to discuss their respective companies and possible synergies of a potential business combination between Quovadx and Rogue Wave.

      On October 2, 2003, First Albany, via a telephone conference call, provided an update on the discussions as well as proposed timing and structure of the contemplated transaction to Quovadx’s board of directors, including members of the acquisition committee. The board, including the acquisition committee, approved the Quovadx management proposal to continue with due diligence leading to an eventual offer for Rogue Wave.

      On October 9, 2003, Ms. Sweeney, Mr. Scherping and Ms. Linda Wackwitz, the general counsel of Quovadx, met with representatives of First Albany via telephone to discuss potential structures for a merger with Rogue Wave and current valuation of Rogue Wave.

      On October 10, 2003, First Albany, via a telephone conference call, provided an update on the discussions as well as a preliminary financial analysis of Rogue Wave and the combination to Quovadx’s board of directors, including members of the acquisition committee. The Quovadx board, including the acquisition committee, approved a proposal to acquire Rogue Wave, and on October 16, 2003, Ms. Sweeney delivered to Ms. Brush a non-binding proposal to acquire all of the capital stock of Rogue Wave for a combination of cash and shares of Quovadx common stock.

      On October 16, 2003, the Rogue Wave Board of Directors met to discuss the Quovadx proposal and authorized Ms Brush to retain a financial advisor to Rogue Wave in connection with evaluating the proposal. Later that day, Ms. Brush and Ms. Sweeney met at the Englewood, Colorado headquarters of Quovadx to further discuss their respective companies and possible synergies of a potential business combination between Quovadx and Rogue Wave.

      On October 19, 2003, Rogue Wave engaged Bryant Park Capital to act as Rogue Wave’s exclusive financial advisor in connection with a potential transaction with Quovadx. On October 21, 2003, First Albany provided Rogue Wave with a draft Merger Agreement for the transaction. From October 21, 2003 through October 27, 2003, representatives of First Albany and Bryant Park Capital held discussions regarding the Quovadx proposal and the other terms and conditions of a potential transaction between Quovadx and Rogue Wave.

      On October 22, 2003, at the request of Rogue Wave’s Board of Directors, Bryant Park Capital conveyed to First Albany that the current offer price was inadequate and Quovadx should consider increasing the proposed merger consideration.

      On October 24, 2003, Quovadx and First Albany received a draft of the Rogue Wave financial results for the quarter and year ended September 30, 2003.

      On October 27, 2003, the Quovadx board of directors, including the members of the acquisition committee, held a special meeting to discuss the potential increased valuation of Rogue Wave Common Stock based on the financial results to be released by Rogue Wave on October 28, 2003. Quovadx’s board approved a valuation range that Quovadx’s management was to use in its continued discussions with Rogue Wave. Subsequently, Quovadx submitted a revised non-binding indication of interest to acquire Rogue Wave.

      On October 27, 2003, the Rogue Wave Board of Directors met in a special meeting to consider Quovadx’s revised proposal. Ms. Brush and representatives of Bryant Park Capital and Faegre & Benson LLP, Rogue Wave’s legal advisors, attended the meeting. Rogue Wave management and representatives of Bryant Park Capital advised the Board on the status of management’s discussions with Quovadx and its preliminary financial analysis of Rogue Wave. Representatives of Faegre & Benson advised the Board of Directors regarding their fiduciary duties. Following discussion, the Rogue Wave Board of Directors authorized management, Bryant Park Capital and Faegre & Benson to continue discussions with Quovadx and to negotiate the terms and conditions of a merger agreement and related agreements.

      From October 28, 2003, through November 1, 2003, representatives of Bryant Park Capital conducted financial and other diligence with respect to Quovadx and provided additional financial analyses of Rogue Wave to representatives of Quovadx and First Albany. During the same period, representatives of Bryant Park Capital and Rogue Wave’s management conducted financial and other diligence with respect to Rogue Wave.

      On October 29, 2003, representatives of Bryant Park met via telephone with Mr. Scherping to discuss Quovadx’s business and financial information.

      On October 30, 2003, Quovadx held a regularly scheduled board meeting where Quovadx’s management reported on the status of the discussions with Rogue Wave.

      On October 31, 2003, representatives of Bryant Park met with Ms. Sweeney, Mr. Scherping and two First Albany representatives at Quovadx’s Englewood, Colorado headquarters to further discuss Quovadx’s business and financial information.

      From October 28, 2003, through November 1, 2003, Quovadx, Rogue Wave and their respective legal advisors, Wilson Sonsini Goodrich & Rosati Professional Corporation and Faegre & Benson, negotiated the Merger Agreement and related agreements and conducted legal due diligence with respect to the other company.

      On November 1, 2003, the Rogue Wave Board of Directors and Ms. Brush held a telephonic meeting. Representatives of Bryant Park Capital and Faegre & Benson attended the meeting and reviewed the status of the negotiations with Quovadx. Representatives of Faegre & Benson discussed the terms and conditions of the Merger Agreement, and representatives of Bryant Park Capital discussed the results of Bryant Park Capital’s review of Quovadx. In addition, representatives of Bryant Park Capital and Rogue Wave’s management discussed the results of their review of Rogue Wave. Following these discussions, the Rogue Wave Board of Directors authorized Rogue Wave’s management and representatives of Bryant Park Capital to continue their negotiations with Quovadx.

      On November 2, 2003, representatives of Bryant Park Capital and representatives of First Albany continued discussions regarding the financial terms of the merger, within the guidelines that had previously been approved by Quovadx’s board.

      On November 1 and 2, 2003, Faegre & Benson and Wilson Sonsini Goodrich & Rosati continued negotiation of the Merger Agreement and legal due diligence.

      On November 3, 2003, the Rogue Wave Board of Directors held a special telephonic meeting to review and discuss the proposed business combination with Quovadx and the terms and conditions of the Merger Agreement, including the final terms negotiated on November 2 and 3. Representatives of Bryant Park Capital and Faegre & Benson attended the meeting. Rogue Wave management and representatives of Bryant Park Capital updated the Board on the status of management’s discussions with Quovadx. Representatives of Faegre & Benson gave a presentation with respect to the material terms of the Merger Agreement and related documents and again advised the Rogue Wave Board of Directors regarding their fiduciary duties. Representatives of Bryant Park Capital reviewed with the Rogue Wave Board of Directors its financial analysis of the consideration to be received in the Offer and the Merger and rendered to the Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 3, 2003, the date of the Merger Agreement, to the effect that, as of that date and based upon and subject to matters stated in the opinion, the consideration to be received in the Offer and the Merger by holders of Rogue Wave Common Stock (other than Quovadx and its affiliates) was fair, from a financial point of view, to such holders of Rogue Wave Common Stock (other than Quovadx and its affiliates). After considering the terms of the proposed transaction and considering the advice of its financial and legal advisors, the Rogue Wave Board of Directors unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Rogue Wave Board of Directors also approved the tender and voting agreements and an amendment to the Rogue Wave rights agreement that rendered the rights agreement inapplicable to the Quovadx transaction.

      On November 3, 2003, after the conclusion of the Rogue Wave board meeting, the Quovadx board of directors convened a board meeting telephonically to consider the proposed business combination with Rogue Wave and the revised terms and conditions of the Merger Agreement. Representatives of First Albany and Wilson Sonsini Goodrich & Rosati attended the meeting. First Albany updated the board on the status of the negotiations with Rogue Wave’s representatives. First Albany presented its analyses of the consideration to be paid by Quovadx in the Offer and the Merger. Representatives of Wilson Sonsini Goodrich & Rosati presented the material terms of the Merger Agreement and related documents and advised the directors regarding their fiduciary duties. First Albany delivered its oral opinion, which was subsequently confirmed in writing, that as of the date of its written opinion and subject to the assumptions and limitations set forth therein, the per share Merger consideration to be paid by Quovadx in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to Quovadx. After considering the terms of the proposed transaction, the presentation made by First Albany and Wilson Sonsini Goodrich & Rosati, the Quovadx board of directors unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

      On the evening of November 3, 2003, following both parties’ board meetings, representatives of Wilson Sonsini Goodrich & Rosati and Faegre & Benson finalized the Merger Agreement and related documents, and Quovadx and Rogue Wave executed the Merger Agreement on substantially the same terms as the draft distributed to the Rogue Wave board of directors and the Quovadx board of directors for approval. In addition, the directors and two officers of Rogue Wave executed the voting and tender agreements and affiliate agreements, and Rogue Wave executed the amendment to the Rogue Wave rights agreement that rendered the rights agreement inapplicable to the Quovadx transaction.

      On November 4, 2003, Quovadx and Rogue Wave issued a joint press release announcing the execution of the Merger Agreement.

Rogue Wave’s Reasons for the Offer and the Merger

      In the course of reaching its decision to approve the Offer and the Merger Agreement, the Rogue Wave Board of Directors consulted with Rogue Wave’s management, as well as its outside legal counsel and its financial advisors, and considered the following material factors:

•	that based on the prices of Rogue Wave and Quovadx common stock at the time the Merger Agreement was approved by the Board, the transaction value represented a substantial premium over the price of Rogue Wave Common Stock then prevailing in the market;

•	that the combination of the two companies presents a significant opportunity to combine complementary products and solutions that Rogue Wave and Quovadx offer, accelerate time-to-market for Rogue Wave’s new product initiatives, increase the combined companies’ customer base and realize operational synergies; and

•	that a portion of the consideration to be paid to Rogue Wave stockholders is Quovadx common stock, which provides an opportunity for Rogue Wave stockholders to participate in the future growth in value of the combined company following the Merger as stockholders of Quovadx.

      In the course of its deliberations, the Rogue Wave Board of Directors considered a number of additional factors relevant to the Offer and the Merger, including:

•	historical information concerning Rogue Wave and Quovadx and their respective businesses, financial performance, condition, operations, technology, management and position in their respective industries, and information and evaluations regarding the two companies’ strengths, weaknesses and prospects, both before and after giving effect to the Offer and the Merger;

•	current industry, market and economic conditions, including increased competition from larger, more established companies and smaller more focused competition;

•	the financial presentation of Bryant Park Capital, including the opinion to the Rogue Wave Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received in the Offer and the Merger by holders of Rogue Wave Common Stock (other than Quovadx and its affiliates), as more fully described below under the caption “— Opinion of Rogue Wave’s Financial Advisor.”

•	the potential effect on stockholder value of Rogue Wave continuing as an independent entity compared to the potential effect of a combination with Quovadx in light of the other possible strategic alternatives, including risks pertaining to Rogue Wave as a company with declining revenues from its legacy products and risks associated with a new product development strategy that would require significant expenditures for research and development and sales and marketing and rebuilding the company’s executive management team;

•	current financial market conditions and historical market prices, volatility and trading information for Rogue Wave Common Stock and Quovadx Common Stock, and various factors that might affect the market value of Quovadx common stock in the future, including the limited trading market for Rogue Wave Common Stock and lack of analyst coverage for Rogue Wave, and the fact that Quovadx has analyst coverage;

•	the premium represented by the Offer consideration and the premiums paid in other recent transactions that could be viewed as comparable, as well as the negotiations between Rogue Wave and Quovadx relating to the Offer consideration;

•	that Rogue Wave stockholders will share in any appreciation in the value of Quovadx common stock;

•	the effect of the Offer and the Merger on Rogue Wave customers;

•	that the obligations of Quovadx and Chess Acquisition Corporation under the Offer are not subject to any financing condition, and the financial strength of Quovadx;

•	strategic alternatives available to Rogue Wave; and

•	the terms of the Offer, the Merger Agreement and related agreements, by themselves and in comparison to the terms of other transactions, and the intensive negotiations between Quovadx and Rogue Wave including their negotiations relating to the details of the Merger Agreement, including but not limited to the conditions to the parties’ obligations to complete the Offer and the Merger, the details of the non-solicitation restrictions on Rogue Wave and the scope of the Rogue Wave “fiduciary out” from these restrictions, the parties’ termination rights, the termination fee that Rogue Wave may be required to pay Quovadx in certain circumstances and the tender and voting agreements.

      The potential negative factors the Rogue Wave Board of Directors considered include:

•	that a portion of the consideration is based on a fixed exchange ratio means that the aggregate value of the transaction will fluctuate subject to the changes in Quovadx’s trading price in the public market;

•	that because a portion of the consideration to be paid by Quovadx in the Offer and the Merger is Quovadx common stock, Rogue Wave stockholders will be subject to the risks associated with being a Quovadx stockholder, including the possibility that the trading price or value of Quovadx’s common stock may decrease in the future, as detailed in the Prospectus under the caption “Risk Factors;”

•	that because only a portion of the consideration to be paid by Quovadx in the Offer and the Merger is common stock, and because this common stock is of Quovadx and not of Rogue Wave, that Rogue Wave’s stockholders will no longer be entitled to share directly, exclusively and entirely in the growth and performance of the Rogue Wave business, but Rogue Wave stockholders will nonetheless have the right to continue to share indirectly in the future growth and performance of Rogue Wave’s business after the closing of the Offer and the Merger as a part of Quovadx;

•	the risk of potential delay or reduction in customer orders;

•	that entering into a definitive agreement with Quovadx, and that certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with Rogue Wave;

•	the substantial time and effort that Rogue Wave management has devoted, and will continue to devote, to complete this transaction;

•	that the Offer is subject to certain conditions, which may result in the Offer or the Merger not being completed;

•	that pursuant to the Merger Agreement, Rogue Wave is required to obtain Quovadx’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the closing of the Merger;

•	the risk that potential benefits and synergies sought in the Merger may not be fully realized, if at all;

•	the risk that despite the efforts of the combined company, key technical, sales and management personnel of Rogue Wave might not choose to remain employed by the combined company;

•	the adverse effect on Rogue Wave business, operating results and financial condition and the effect on Rogue Wave’s ability to attract and retain key management and technical personnel in the event the Offer and the Merger were not consummated following public announcement that the Merger Agreement had been entered into; and

•	the risk that the operations of Rogue Wave would be disrupted by employee uncertainty following announcement of the Offer and the Merger.

The Rogue Wave Board of Directors concluded, however, that many of these risks could be managed or mitigated by Rogue Wave or by the combined company or were unlikely to have a material effect on the Offer, the Merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

      The foregoing discussion of factors considered by the Rogue Wave Board of Directors is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the Offer, tender their shares and approve the Merger Agreement and the Merger. The Rogue Wave Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the directors made their respective determination based on the totality of the information presented to them, and the judgments of individual members of the board may have been influenced to a greater or lesser degree by different factors. In approving the Merger Agreement, the Rogue Wave Board of Directors was aware of the interests of Rogue Wave’s management in the Merger, as described in the section entitled “Interests of Certain Persons in the Offer and the Merger.”

Opinion of Rogue Wave’s Financial Advisor

      Bryant Park Capital has acted as Rogue Wave’s exclusive financial advisor in connection with the Offer and the Merger. Rogue Wave selected Bryant Park Capital based on Bryant Park Capital’s experience, reputation and familiarity with Rogue Wave and its business. Bryant Park Capital is an investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings and valuations for corporate and other purposes.

      In connection with this engagement, Rogue Wave requested that Bryant Park Capital evaluate the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Rogue Wave Common Stock (other than Quovadx and its affiliates). On November 3, 2003, at a meeting of the Board of Directors held to evaluate the Offer and the Merger, Bryant Park Capital rendered to the Rogue Wave Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 3, 2003, the date of the Merger Agreement, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration to be received in the Offer and the Merger by holders of Rogue Wave Common Stock (other than Quovadx and its affiliates) was fair, from a financial point of view, to such holders of Common Stock (other than Quovadx and its affiliates).

      The full text of Bryant Park Capital’s written opinion, dated November 3, 2003, to the Rogue Wave Board of Directors, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. Holders of Rogue Wave Common Stock are urged to read such opinion carefully in its entirety before making a decision as to whether to tender their shares in the Offer. Bryant Park Capital’s opinion was provided to the Rogue Wave Board of Directors in connection with its evaluation of the Offer and the Merger and relates only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Rogue Wave Common Stock (other than Quovadx and its affiliates). Bryant Park Capital’s opinion does not address any other aspect of the Offer and the Merger and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Rogue Wave Common Stock or as to any other matters relating to the Offer or the Merger. The summary of Bryant Park Capital’s opinion contained herein is qualified in its entirety by reference to the full text of the opinion.

      In arriving at its opinion, Bryant Park Capital reviewed the Merger Agreement as well as publicly available business and financial information relating to Rogue Wave and Quovadx. Bryant Park Capital also reviewed other information relating to Rogue Wave and Quovadx, including financial forecasts, provided to or discussed with Bryant Park Capital by Rogue Wave and Quovadx and met with the managements of Rogue

Wave and Quovadx to discuss the businesses and prospects of Rogue Wave and Quovadx. Bryant Park Capital also considered financial and stock market data of Rogue Wave and Quovadx and compared those data with similar data for publicly held companies in businesses similar to Rogue Wave and Quovadx and considered, to the extent publicly available, the financial terms of other business combinations and transactions which have been effected or announced. Bryant Park Capital also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

      In connection with its review, Bryant Park Capital did not assume any responsibility for independent verification of any of the information that it reviewed or considered and relied on that information being complete and accurate in all material respects and upon the assurances of the management of Rogue Wave that no relevant information was omitted or was undisclosed to it. Bryant Park Capital was advised, and assumed, that the financial forecasts for Rogue Wave and Quovadx were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Rogue Wave and Quovadx as to the future financial performance of Rogue Wave and Quovadx. Bryant Park Capital also assumed, with Rogue Wave’s consent, that, in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the Offer and the Merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Offer and the Merger and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, amendment or modification of any material term, condition or agreement. In addition, Bryant Park Capital was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Rogue Wave or Quovadx, and Bryant Park Capital was not furnished with any evaluations or appraisals. Bryant Park Capital did not express any opinion as to what the value of Quovadx common stock actually will be when issued pursuant to the Offer and the Merger or the prices at which Quovadx common stock will trade at any time. Bryant Park Capital was engaged as Rogue Wave’s exclusive financial advisor to assist Rogue Wave in evaluating and negotiating the transaction with Quovadx and, if requested by Rogue Wave, to render its opinion with respect to the fairness of the transaction, from a financial point of view, to the Rogue Wave stockholders and was not requested by Rogue Wave to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Rogue Wave. Bryant Park Capital’s opinion was necessarily based on information available to it, and financial, economic, market and other conditions and circumstances as they existed and could be evaluated, on the date of Bryant Park Capital’s opinion. It should be understood that, although subsequent developments may affect Bryant Park Capital’s opinion, Bryant Park Capital does not have any obligation to update, revise or reaffirm its opinion.

      Bryant Park Capital’s opinion did not address the relative merits of the Offer and the Merger as compared to other business strategies that might be available to Rogue Wave or Rogue Wave’s underlying business decision to proceed with the Offer and the Merger. Although Bryant Park Capital evaluated the consideration to be received in the Offer and the Merger by holders of Rogue Wave Common Stock from a financial point of view, Bryant Park Capital was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger, which consideration was determined between Rogue Wave and Quovadx. Except as described above, Rogue Wave imposed no other limitations on Bryant Park Capital with respect to the investigations made or procedures followed in rendering its opinion.

      In preparing its opinion to Rogue Wave’s Board of Directors, Bryant Park Capital performed a variety of financial and comparative analyses, including those described below. The summary of Bryant Park Capital’s analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Bryant Park Capital made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Bryant Park Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      In its analyses, Bryant Park Capital considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Rogue Wave. No company, transaction or business used in Bryant Park Capital’s analyses as a comparison is identical to Rogue Wave, Quovadx or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Bryant Park Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Bryant Park Capital’s analyses are inherently subject to substantial uncertainty.

      Bryant Park Capital’s opinion and financial analyses were only one of many factors considered by the Rogue Wave Board of Directors in its evaluation of the proposed Offer and the Merger and should not be viewed as determinative of the views of the Rogue Wave Board of Directors or management with respect to the Offer and the Merger or consideration to be received in the Offer and the Merger.

      The following is a summary of the material financial analyses underlying Bryant Park Capital’s opinion dated November 3, 2003 delivered to the Rogue Wave Board of Directors in connection with the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Bryant Park Capital’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Bryant Park Capital’s financial analyses.

Comparable Companies Analysis

      Rogue Wave. Using publicly available information, Bryant Park Capital reviewed the market values and trading multiples of the following six selected publicly held companies in the software industry:

•	Ilog SA

•	Iona Technologies Plc

•	MERANT Plc

•	NEON Systems, Inc.

•	Quovadx, Inc.

•	Segue Software, Inc.

      Bryant Park Capital reviewed enterprise values of the selected companies, calculated as equity value plus net debt, as a multiple of latest 12 months revenues, estimated calendar year 2003 revenues and estimated calendar year 2004 revenues. All multiples were based on closing stock prices on October 31, 2003. Estimated financial data were based on publicly available research analysts’ estimates in the case of the selected companies and internal estimates of Rogue Wave’s management in the case of Rogue Wave. Bryant Park Capital then applied a range of selected multiples derived from the selected companies to corresponding financial data of Rogue Wave in order to derive an implied per share equity reference range for Rogue Wave. Bryant Park Capital then compared the per share equity reference range for Rogue Wave implied by this analysis to the consideration to be received in the Offer and the Merger. This analysis indicated the following:

Implied Per Share Equity	Consideration to be Received
Reference Range for Rogue Wave	in the Offer and the Merger

$5.85 to $6.70	$6.85

      Quovadx. Using publicly available information, Bryant Park Capital reviewed the market values and trading multiples of the following six selected publicly held companies in the software industry:

•	SeeBeyond Technology Corp.

•	Tibco Software Inc.

•	VITRIA Technology, Inc.

•	webMethods, Inc.

•	Landacorp, Inc.

•	Quality Systems, Inc.

      Bryant Park Capital reviewed enterprise values of the selected companies, calculated as equity value plus net debt, as a multiple of latest 12 months revenues, estimated calendar year 2003 revenues and estimated calendar year 2004 revenues. All multiples were based on closing stock prices on October 31, 2003. Estimated financial data were based on publicly available research analysts’ estimates. Bryant Park Capital then applied a range of selected multiples derived from the selected companies to corresponding financial data of Quovadx in order to derive an implied per share equity reference range for Quovadx. Bryant Park Capital then compared the per share equity reference range for Quovadx implied by this analysis to the price per share of Quovadx common stock on October 31, 2003. This analysis indicated the following:

Implied Per Share Equity	Price per Share of Quovadx
Reference Range for Quovadx	Common Stock on October 31, 2003

$4.74 to $7.96	$5.26

Precedent Transactions Analysis

      Using publicly available information, Bryant Park Capital reviewed the transaction values and implied transaction multiples in the following 17 recently announced selected transactions in the software industry:

Target	Acquiror

Adaytum Software, Inc.	Cognos, Incorporated
Aegis Communications Group, Inc.	AllServe Systems PLC
Brio Software, Inc.	Hyperion Solutions Corporation.
CareScience, Inc.	Quovadx, Inc
Comshare Incorporated	Geac Computer Corporation Limited
Deltek Systems, Inc.	Private Group led by D. & K. deLaski
Extensity Inc.	Geac Computer Corporation Limited
Frontstep Inc.	MAPICS, Inc.
iManage, Inc.	Interwoven, Inc.
Infinium Software, Inc.	SSA Global Technologies, Inc.
Made2Manage Systems, Inc.	Battery Ventures VI, LP
OTG Software Inc.	Legato Systems, Inc.
Prophet 21 Inc.	Thoma Cressey Equity Partners Inc. & LLR Partners
Ross Systems, Inc.	chinadotcom corporation
SpeechWorks International, Inc.	Borland Software Corporation
Starbase Corporation	ScanSoft, Inc.
Timberline Software Corporation	The Sage Group PLC

      Bryant Park Capital reviewed enterprise values, calculated as equity value plus net debt, as a multiple of latest 12 months revenues and latest 12 months earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction and estimated financial data for Rogue Wave was based on internal estimates of Rogue Wave’s management. Bryant Park Capital then applied a range of selected multiples derived from the selected transactions to corresponding financial data of Rogue Wave in order to derive an implied per share equity reference range for Rogue Wave. Bryant Park Capital then compared the per share equity reference range for Rogue Wave implied by this analysis to the consideration to be received in the Offer and the Merger. This analysis indicated the following:

Implied Per Share Equity	Consideration to be
Reference Range for Rogue Wave	Received in the Offer and the Merger

$6.49 to $7.73	$6.85

Discounted Cash Flow Analysis

      Rogue Wave. Bryant Park Capital performed a discounted cash flow analysis of Rogue Wave to calculate the estimated present value of the unlevered, after-tax free cash flows that Rogue Wave could generate over fiscal years 2004 through 2008. Estimated financial data for Rogue Wave were based on internal estimates of Rogue Wave’s management. Bryant Park Capital calculated a range of estimated terminal values by applying EBITDA multiples ranging from 6.0x to 8.0x to Rogue Wave’s fiscal year 2008 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 20% to 24%. Bryant Park Capital then compared the per share equity reference range for Rogue Wave implied by this analysis to the consideration to be received in the Offer and the Merger. This analysis indicated the following:

Implied Per Share Equity	Consideration to be
Reference Range for Rogue Wave	Received in the Offer and the Merger

$6.14 to $7.12	$6.85

      Quovadx. Bryant Park Capital performed a discounted cash flow analysis of Quovadx to calculate the estimated present value of the unlevered, after-tax free cash flows that Quovadx could generate over fiscal years 2004 through 2008. Estimated financial data for Quovadx were based on internal estimates of Quovadx’s management. Bryant Park Capital calculated a range of estimated terminal values by applying EBITDA multiples ranging from 7.0x to 9.0x to Quovadx’s fiscal year 2008 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 20% to 24%. Bryant Park Capital then compared the per share equity reference range for Quovadx implied by this analysis to the price per share of Quovadx common stock on October 31, 2003. This analysis indicated the following:

Implied Per Share Equity	Price per Share of Quovadx
Reference Range for Quovadx	Common Stock on October 31, 2003

$4.99 to $6.35	$5.26

Premiums Paid Analysis

      Using publicly available information, Bryant Park Capital reviewed the premiums implied by the transaction values in the following 15 recently announced selected transactions in the software industry in which the target company had an equity value between $10 million and $250 million:

Target	Acquiror

Brio Software, Inc.	Hyperion Solutions Corp.
CareScience, Inc.	Quovadx, Inc
Comshare Incorporated	Geac Computer Corporation Limited
Cysive, Inc.	Snowbird Holdings Inc.
Deltek Systems, Inc.	Private Group led by D. & K. deLaski
Extensity Inc.	Geac Computer Corporation
Frontstep Inc.	MAPICS, Inc.
iManage, Inc.	Interwoven, Inc.
Infinium Software, Inc.	SSA Global Technologies, Inc.
Made2Manage Systems, Inc.	Battery Ventures VI, LP
Prophet 21 Inc.	Thoma Cressey Equity Partners Inc. & LLR Partners
Ross Systems, Inc.	chinadotcom corporation
SpeechWorks International, Inc.	ScanSoft Inc.
Talarian Corporation	Reuters Group PLC
Timberline Software Corporation	The Sage Group PLC

      Bryant Park Capital reviewed the premiums implied by the announced transaction values relative to the closing stock prices of the targets in such transactions one trading day, five trading days and 30 trading days prior to public announcement of the transactions. Bryant Park Capital then applied selected premiums derived from these selected transactions to corresponding data of Rogue Wave in order to derive an implied per share equity reference range for Rogue Wave. Bryant Park Capital then compared the per share equity reference range for Rogue Wave implied by this analysis to the consideration to be received in the Offer and the Merger. This analysis indicated the following:

Implied Per Share Equity	Consideration to be
Reference Range for Rogue Wave	Received in the Offer and the Merger

$6.37 to $7.28	$6.85

Pro Forma Impact Analysis

      Bryant Park Capital analyzed the potential pro forma effects of the Offer and the Merger on the estimated earnings per share for Quovadx for calendar year 2004, both before and after giving effect to a portion of the potential operating synergies anticipated by Rogue Wave’s management to result from the Offer and the Merger. Based on the consideration provided for in the Offer and the Merger, this analysis indicated that the Offer and the Merger would be accretive with and without synergies to Quovadx’s estimated earnings per share for calendar year 2004. The actual results achieved by Ouovadx may vary from projected results, and the variations may be material.

Other Factors

      In rendering its opinion, Bryant Park Capital reviewed and considered other factors, including:

•	historical trading prices and trading volumes for Rogue Wave Common Stock and Quovadx common stock during the 52-week and three-year periods preceding October 31, 2003;

•	the trading volumes for Rogue Wave Common Stock at various prices during the three-year period preceding October 31, 2003;

•	the relationship between movements in Rogue Wave Common Stock and movements in the S&P 600 Software Industry Index and the Nasdaq Composite Index during the three-year period preceding October 31, 2003;

•	the relationship between movements in Quovadx common stock and movements in a price-weighed index of selected software companies comparable to Quovadx and the Nasdaq Composite Index during the three-year period preceding October 31, 2003;

•	trading volumes of Rogue Wave Common Stock at various historical price ranges; and

•	selected research analysts’ reports for Quovadx, including earnings per share estimates of those analysts.

Intent to Tender

      To Rogue Wave’s knowledge after reasonable inquiry, all of Rogue Wave’s officers and directors who have entered into Tender and Voting Agreements with Quovadx currently intend to tender all Rogue Wave shares beneficially owned by them pursuant to the Offer except to the extent that the tender would violate applicable securities laws and except to the extent that the tender would give rise to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, as advised by counsel. The foregoing does not include any Rogue Wave shares over which, or with respect to which, any such officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. See also “Agreements Related to the Merger” under Item 3. Rogue Wave will not tender any shares held by it in the Offer.

Item 5.     Person/ Assets, Retained, Employed, Compensated or Used.

      Rogue Wave retained Bryant Park Capital as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Bryant Park Capital’s engagement, Rogue Wave has agreed to pay Bryant Park Capital advisory fees, including an initial retainer of $50,000 and an additional monthly retainer of $15,000, which retainers will be offset by any fees paid by Rogue Wave upon the consummation of the Offer and the Merger. Bryant Park Capital will also receive a transaction fee based upon the aggregate consideration payable in the Offer and the Merger of 1.5% of the aggregate consideration up to and including $60 million and 3% of the aggregate consideration in excess of $60 million, which transaction fee is payable upon consummation of the Offer and the Merger. Rogue Wave has agreed to pay Bryant Park Capital $250,000 upon delivery of its fairness opinion, which fee also is offset by the transaction fee. Rogue Wave has agreed to reimburse Bryant Park Capital for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Bryant Park Capital and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Bryant Park Capital’s engagement.

      Mellon Investor Services is the exchange agent for the Offer and will be responsible for the operation of the tender and exchange with holders of the Common Stock. A summary of the material provisions of the agreement between Quovadx and Mellon Investor Services is included in the Prospectus in the section “The Offer — Fees and Expenses,” and is incorporated herein by reference. Information with respect to a description of the exchange agent and its role in the Offer is included in the Prospectus in the sections “The Offer — Exchange of Rogue Wave Shares; Delivery of Consideration” and “The Offer — Procedures for Tendering,” and is incorporated herein by reference.

      Except as set forth above, neither Rogue Wave nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to Rogue Wave stockholders on its behalf with respect to the Offer or the Merger.

Item 6.     Interest in Securities of the Subject Company.

      Except as set forth in the table below, no transactions in shares of Common Stock during the past 60 days have been effected by Rogue Wave or, to the best of Rogue Wave’s knowledge, by any officer, director, affiliate or subsidiary of Rogue Wave.

	Transaction	Number of	Exercise	Per Share
Name	Dates	Shares Sold(1)	Price	Sale Price

Michael R. Bundred	11/07/03	3,438	$5.13	$6.60
	11/07/03	5,000	$5.44	$6.60
	11/06/03	2,500	$3.00	$6.50
	11/03/03	2,000	$3.00	$5.75
	11/03/03	1,250	$2.68	$5.75

(1)	All shares represent shares received on the exercise of options to purchase Rogue Wave Common Stock that were simultaneously sold.

Item 7.     Purposes of the Transaction and Plans or Proposals.

      Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Rogue Wave in response to the Offer that relates to or would result in:

•	a tender offer or other acquisition of Common Stock by Rogue Wave, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization, or liquidation involving Rogue Wave or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of Rogue Wave or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of Rogue Wave.

      Except as described or referred to in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

Item 8.     Additional Information.

      Information with respect to the appraisal rights and antitakeover provisions of Delaware law are included in the Prospectus in the sections “The Offer — Purpose of the Offer; the Merger; Appraisal Rights” and “Comparison of Rights of Holders of Quovadx Common Stock and Rogue Wave Common Stock — Antitakeover Provisions,” and are incorporated herein by reference.

Purchaser’s Designation of Persons to be Elected to the Board of Directors

      The Information Statement attached as Annex A is being furnished in connection with the possible designation by Quovadx or Purchaser, under the Merger Agreement, of persons to be elected to the Company’s Board of Directors constituting a majority of the Board other than at a meeting of the Rogue Wave stockholders.

Item 9.     Materials to be Filed as Exhibits.

      The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number		Description

(a	)(1)	Prospectus dated November 12, 2003 (incorporated by reference to the preliminary prospectus included in the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(a	)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(a	)(3)	Letter to holders of Common Stock of Rogue Wave Software, Inc., dated November 12, 2003.*
(a	)(4)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9).*

Exhibit
Number		Description

(a	)(5)	Joint Press Release of Rogue Wave Software, Inc. and Quovadx, Inc., dated November 4, 2003 (incorporated by reference to Rogue Wave Software, Inc.’s filing pursuant to Rule 425 under the Securities Act on November 5, 2003).
(e	)(1)	Agreement and Plan of Merger by and among Quovadx, Inc., Chess Acquisition Corp. and Rogue Wave Software, Inc., dated as of November 3, 2003 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(e	)(2)	Form of Tender and Voting Agreement, dated as of November 3, 2003, by and among Quovadx, Inc. and certain executive officers and directors (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(e	)(3)	Opinion of Bryant Park Capital, Inc. to the Board of Directors of Rogue Wave Software, Inc., dated November 3, 2003 (attached as Annex B to this Schedule 14D-9).*
(e	)(4)	Change of Control Agreement, dated as of September 17, 2003, by and between Kathleen E. Brush and Rogue Wave Software, Inc.
(e	)(5)	Change of Control Agreement, dated as of September 17, 2003, by and between Mary Kreidler Walker and Rogue Wave Software, Inc.
(e	)(6)	Change of Control Agreement, dated as of September 17, 2003, by and between Thomas E. Gaunt and Rogue Wave Software, Inc.
(e	)(7)	Separation and Release Agreement, dated as of September 17, 2003, by and between Kathleen E. Brush and Rogue Wave Software, Inc.
(e	)(8)	Separation and Release Agreement, dated as of September 17, 2003, by and between Mary Kreidler Walker and Rogue Wave Software, Inc.
(e	)(9)	Separation and Release Agreement, dated as of September 17, 2003, by and between Thomas E. Gaunt and Rogue Wave Software, Inc.
(e	)(10)	Rogue Wave Software, Inc. 1996 Equity Incentive Plan (incorporated by reference to the Exhibit filed with Rogue Wave Software, Inc.’s Proxy Statement on Schedule 14A and filed on December 10, 1998).
(e	)(11)	Rogue Wave Software, Inc. 1997 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 filed with Rogue Wave Software, Inc.’s Quarterly Report on Form 10-Q for the quarter ending December 31, 2000).

*	Included in materials mailed to stockholders of Rogue Wave.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ROGUE WAVE SOFTWARE, INC.

By:	/s/ KATHLEEN E. BRUSH

Kathleen E. Brush
President and Chief Executive Officer

Date: November 12, 2003

ANNEX A

ROGUE WAVE SOFTWARE, INC.

5500 FLATIRON PARKWAY
BOULDER, COLORADO 80301
(303) 473-9118

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

      This Information Statement is being mailed on or about November 12, 2003, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) to holders of shares of common stock, $.001 par value (the “Common Stock”), of Rogue Wave Software, Inc., a Delaware corporation (“Rogue Wave” or the “Company”). Capitalized terms used herein and not otherwise defined herein will have the meanings set forth in Schedule 14D-9 (including the exhibits thereto) and are incorporated herein by reference. This Information Statement is being provided in connection with the possible appointment of persons designated by Quovadx, Inc., a Delaware corporation (“Quovadx”), or Chess Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Quovadx (“Purchaser”), to at least a majority of the seats on the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of November 3, 2003 (the “Merger Agreement”), among Quovadx, Purchaser and the Company.

      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

      Pursuant to the Merger Agreement, Purchaser will commence an exchange offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock (including the associated stock purchase rights pursuant to Rogue Wave’s rights agreement). The Offer is scheduled to expire at midnight, on Wednesday December 10, 2003, unless extended to a date not beyond February 15, 2004. In connection with the Offer, Quovadx filed a Registration Statement on Form S-4 (the “Registration Statement”), to register the shares of Quovadx common stock to be issued in the Offer and Merger. The Registration Statement includes a form of preliminary prospectus dated November 12, 2003 (“Prospectus”), to be delivered to the holders of Common Stock. Following the successful completion of the Offer, and subject to certain other conditions, Purchaser will be merged with and into the Company and the Company will become a wholly owned subsidiary of Quovadx (the “Merger”). The Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Registration Statement, is incorporated herein by reference.

      The information contained in this Information Statement concerning Quovadx, Purchaser and the designees of Purchaser to the Board has been furnished to the Company by Quovadx, and the Company assumes no responsibility for the accuracy or completeness of such information.

THE QUOVADX DESIGNEES

      If Purchaser acquires at least a majority of the outstanding Common Stock pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate a number of directors to the Board sufficient to give Purchaser a proportionate representation on the Board (“Purchaser’s Proportionate Representation”). The Purchaser’s Proportionate Representation will be equal to that number of directors (rounded up to the next whole number) that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock acquired by Purchaser bears to the total number of shares of Common Stock issued and outstanding. Upon request by Purchaser, the Company will increase the size of the Board or use its best efforts to secure the resignations of the number of directors necessary to provide Purchaser with the Purchaser’s Proportionate Representation and will cause Purchaser’s designees to be so elected; provided, however, that until the effective time of the Merger, the Board will have at least two directors who were directors as of the signing of the Merger Agreement (or failing the availability of one of such directors, a designee of the other such director).

      Quovadx and Purchaser have advised the Company that Purchaser’s designees to the Board (the “Quovadx Designees”) will be among the persons listed in Annex D attached to the Prospectus and incorporated herein by reference. Annex D includes the name, address, principal occupation or employment and five-year employment history with respect to each such person. Quovadx and Purchaser have advised the Company that each of the persons listed in Annex D has consented to serve as a director of the Company if appointed or elected. Quovadx and Purchaser have advised the Company that none of these persons currently is a director of, or holds any positions with, the Company. Quovadx and Purchaser have advised the Company that, to their knowledge, none of the persons listed on Annex D or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) other than with respect to transactions between Quovadx, Purchaser and the Company that have been described in the Registration Statement.

      Quovadx and Purchaser have advised the Company that, to the knowledge of Quovadx and Purchaser, none of the persons listed on Annex D is an adverse party to the Company in any material legal proceedings or has a material interest that is adverse to the Company in any such proceedings. Quovadx and Purchaser have also advised the Company that, to the knowledge of Quovadx and Purchaser, none of the persons listed in Annex D was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

      It is expected that the Quovadx Designees will assume office following the acceptance by Purchaser of the specified minimum number of shares of Common Stock pursuant to the Offer. The directors of Purchaser immediately prior to the effective time of the Merger will be the directors and officers of the surviving corporation at the effective time, each to hold office in accordance with the certificate of incorporation and by-laws of the surviving corporation until successors are duly elected or appointed and qualified.

THE COMPANY

Information Concerning the Common Stock

      The shares of Common Stock are the only securities outstanding of the Company having the right to vote for the election of the directors at a stockholder meeting if one were to be held. Each share of Common Stock entitles its record holder to one vote on all matters submitted to the stockholders for approval. As of the close of business on November 7, 2003, there were 10,549,469 shares of Common Stock issued and outstanding.

Stock Ownership of Certain Beneficial Owners, Directors and Executive Officers

      The following table sets forth information regarding the beneficial ownership of the Common Stock as of November 7, 2003, by the following individuals or groups:

•	each person, or group of affiliated persons, known by the Company to beneficially own more than 5% of the outstanding Common Stock;

•	each of the Company’s current directors;

•	each individual who served as the Company’s chief executive officer, and each of its other four most highly compensated executive officers in the fiscal year ended September 30, 2003; and

•	all of the Company’s executive officers and directors as a group.

	Shares Beneficially Owned(1)

		Percentage of
Name and Address(2)	Number of Shares	Outstanding Shares

Thomas Keffer(3)	962,260	9%
Paradigm Capital Management, Inc.(4)	869,400	8%
Dimensional Fund Advisors, Inc.(5)	706,800	7%
Austin W. Marxe and David Greenhouse(6)	694,504	7%
William D. Witter, Inc.(7)	685,108	6%
Kathleen E. Brush(8)	231,892	2%
John Floisand(9)	—	*
Mary Kreidler Walker(10)	113,446	1%
Thomas E. Gaunt(11)	122,297	1%
Michael R. Bundred(12)	31,750	*
Scott J. Lasica(13)	3,453	*
Thomas M. Atwood(14)	44,333	*
Louis C. Cole(15)	29,312	*
Margaret M. Norton(16)	20,500	*
Marc H. Sternfeld(17)	14,721	*
All executive officers and directors as a group (9 persons)(18)	611,704	5%

*	Represents less than 1% of the outstanding shares of Common Stock.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D, 13G (if any), and Forms 4 filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 10,549,469 shares of Common Stock outstanding on November 7, 2003, adjusted as required by rules promulgated by the SEC.

(2)	Except as otherwise indicated, the address of each beneficial owner is c/o Rogue Wave Software, Inc., 5500 Flatiron Parkway, Boulder, Colorado 80301.

(3)	Based on Form 4 filed by Thomas Keffer on July 25, 2003. Mr. Keffer’s address is 1201 Country Club Road, Hood River, Oregon 97031.

(4)	Based on Schedule 13G/A filed by Paradigm Capital Management, Inc. on February 14, 2003. Paradigm Capital Management, Inc.’s address is 9 Elk Street, Albany, NY 12007.

(5)	Based on Schedule 13G/A filed by Dimensional Fund Advisors, Inc. (“Dimensional”) on February 11, 2003. Dimensional’s address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(6)	Based on Schedule 13G/ A filed by Austin W. Marxe and David M. Greenhouse on November 10, 2003. Mr. Marxe’s and Mr. Greenhouse’s addresses are 153 East 53rd Street, 55th Floor, New York, New York 10022. Mr. Marxe and Mr. Greenhouse share voting and investment power over 138,874 shares of Common Stock owned by Special Situations Cayman Funds, L.P., 433,730 shares of Common Stock owned by Special Situations Fund III, L.P., 18,749 shares of Common Stock owned by Special Situations Technology Fund, L.P., and 103,151 shares of Common Stock owned by Special situations Technology Fund II, L.P.

(7)	Based on Schedule 13G/A filed by William D. Witter, Inc. on January 3, 2003. William D. Witter, Inc.’s address is 153 East 53rd Street, 55th Floor, New York, New York 10022.

(8)	Includes 227,500 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(9)	At the time of Mr. Floisand’s resignation, he held 528,042 options to purchase Common Stock. As a result of his resignation on February 21, 2003, Mr. Floisand’s options expired unexercised on May 21, 2003.

(10)	Includes 112,501 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(11)	Includes 103,125 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(12)	Includes 31,750 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(13)	Includes 3,453 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(14)	Includes 44,333 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(15)	Includes 29,312 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(16)	Includes 20,500 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(17)	Includes 14,721 shares issuable pursuant to options exercisable within 60 days of November 7, 2003.

(18)	Includes 24,509 shares of Common Stock beneficially owned and 587,195 shares of Common Stock that are subject to options exercisable within 60 days of November 7, 2003, held by directors and executive officers of the Company and entities affiliated with such persons. See Note 8 and Notes 10 through 17 above.

Other than the Merger Agreement, to the knowledge of the Company, there are no arrangements, including any pledge by any person of Common Stock, the operation of which may, at a subsequent date, result in a change of control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS OF ROGUE WAVE

      Rogue Wave currently has four members serving on its Board of Directors. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no family relationships among any of directors or executive officers of Rogue Wave. Executive officers serve at the discretion of the Board.

      The following tables and notes set forth the names, ages, positions held with Rogue Wave and certain other information regarding the Company’s directors and executive officers as of the date of this Information Statement:

Directors

Name	Age	Position

Thomas M. Atwood(1)	53	Director
Louis C. Cole(1)(2)	60	Director
Margaret M. Norton(2)	49	Director
Marc H. Sternfeld(1)	56	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

      Thomas M. Atwood has served as a member of the Board of Directors since October 1994. Since 1999, Mr. Atwood has served as the Chief Executive Officer of Mission Broadband, a broadband media service company. Prior to 1999, he served as President and Chief Operations Officer of Site/X3, an Internet professional services firm and as Executive Vice President of emotion, Inc., a software company that was sold in early 1999 to Cinebase Software. Mr. Atwood was Chief Executive Officer of Cinebase Software, a software company, from June 1996 until June 1997. Prior to June 1996, he founded Object Design, a software company, in 1988 and served as its Chairman through December 1995.

      Louis C. Cole has served as a member of the Board of Directors since July 1997. Between June 1995 and October 2000, Mr. Cole served as Chairman of the Board, and from June 1989 to March 2001, Mr. Cole served as the President and Chief Executive Officer of Legato Systems, Inc., a network storage management software company, at which time he retired. Prior to that, from March 1987 until July 1988, Mr. Cole served as Executive Vice President of Novell, Inc., a manufacturer of computer networking equipment and software. Mr. Cole also serves as a director of Peerless Systems, Inc.

      Margaret M. Norton has served as a member of the Board of Directors since January 2000. Since February 2003, Ms. Norton has served as the President and Chief Executive Officer of Mobiletec, Inc., a software company that sells download server and provisioning software to wireless carriers for over the air content services. From September 2002 to February 2003, Ms. Norton was employed as the Chief Marketing Officer of Mobiletec Inc. From 1998 to 2002, Ms. Norton was a self-employed consultant. From 1994 to 1998, Ms. Norton served as the General Manager, Senior Vice President of Octel Communications, acquired by Lucent Technologies in 1997. Between 1988 and 1994, Ms. Norton served in various business development and marketing roles for Octel Communications. Prior to joining Octel Communications, Ms. Norton worked for Southern New England Telephone Company for approximately 11 years, where she last served as the Director of Marketing.

      Marc H. Sternfeld has served as a member of the Board of Directors since April 2001. Mr. Sternfeld joined Deutsche Bank in 1996 where he served as a Managing Director as well as head of its Global Technology and Operations Division until his retirement in December 2000. From 1987 to 1996, Mr. Sternfeld was employed by Salomon Brothers as head of its Information Technology Division and later as head of the Operations Division. Prior to working for Salomon Brothers, Mr. Sternfeld joined Andersen Consulting in 1975 as a Senior Analyst and in 1982 became a Partner.

Executive Officers

Name	Age	Position

Kathleen E. Brush	47	President and Chief Executive Officer
Mary Kreidler Walker	34	Vice President, Human Resources
Michael R. Bundred	51	Vice President Sales, EMEA
Thomas E. Gaunt	44	Vice President Sales, America
Scott J. Lasica	31	Director of Technical Services

      Kathleen E. Brush, Ph.D. is the President and Chief Executive Officer of the Company. Ms. Brush brings more than 25 years of successful experience in the software industries in the United States, Europe and Asia Pacific regions, and 15 years of executive management including several turnaround assignments. Ms. Brush first joined the Company in 1999 where she served as Vice President of Marketing for the Company from 1999 to 2000. Ms. Brush most recently joined the Company in October 2002 as General Manager of the Company’s Corvallis, Oregon office and in January 2003 became the Company’s Vice President of Marketing and Engineering. Prior to joining the Company again, she was a Strategy Consultant and Vice President of Sales, Marketing, and Business Development for Stamps.com. She also held executive level positions with Seagate Software, Ceridian Corporation, Boole & Babbage (now part of BMC), Websence Inc., and Computer Network Technology. Ms. Brush has a Ph.D. in management and international studies from The Union Institute, an MBA from Florida Atlantic University, and a BA in pre-law from University of Central Florida. Ms. Brush has also authored and co-authored several articles and a book on topics related to strategy, management, and technology.

      Mary Kreidler Walker, Vice President, Human Resources and Administration, has been with the Company since August 1998. Between April 1999 and April 2002, Ms. Walker served as the Company’s Director of Human Resources. From August 1998 to April 1999, Ms. Walker was the Company’s Human Resources Manager. Prior to joining Rogue Wave, she was employed for four years at Population Services

International, where she last served as Director of Human Resources and Administration. Ms. Walker received her BA from George Mason University.

      Michael R. Bundred has been with Rogue Wave Software since February 1997 and served as Sales Director for the United Kingdom operations until September 2001 when he was promoted to Northern European Sales Director. In October 2002, Mr. Bundred was appointed Vice President of Sales for Europe, the Middle East and Africa (EMEA) and is responsible for managing the Company’s sales and business activities throughout EMEA. Mr. Bundred has more than 20 years of sales and business development experience, and has held senior sales and marketing positions with Tektronix, Lockheed Sanders and Metheus Corporation. He graduated from the University of Surrey with a First Class Honors degree in Engineering.

      Thomas E. Gaunt manages Rogue Wave Software’s North American and South American Sales organizations, and is responsible for building and maintaining relationships with the Company’s strategic business partners. Mr. Gaunt joined Rogue Wave in 2001 with more than 20 years’ sales and business development experience. Previously, he was Vice President of Business Development for Netpliance and served in a sales director role at Borland Software Corporation. Mr. Gaunt also founded several high tech start-up companies. He graduated from the University of Kansas with a BS in Computer Science.

      Scott J. Lasica, Director of Technical Services, has been with the Company since January 2001. Mr. Lasica served in various sales roles for Rogue Wave between January 2001 and February 2003, when he was appointed to his current position. From December 1999 to December 2000, Mr. Lasica served as a Senior Lead Software Engineer at Raindance Inc. Prior to joining Raindance Inc., Mr. Lasica was employed by Research Systems Inc. as a Lead Software Engineer. Mr. Lasica received his BS in Computer Science from the University of Colorado.

BOARD MEETINGS AND COMMITTEES

      During the 2003 fiscal year, the Company’s Board of Directors held seven meetings, and no director then in office attended fewer than 75% of the aggregate number of meetings of the Board and meetings of the committees of the Board on which he or she served, other than Ms. Norton, who attended three Board meetings and one Compensation Committee meeting.

      The Board has standing Audit and the Compensation Committees.

      The Audit Committee is the principal liaison between the Board of Directors and the independent auditors for the Company. The functions of the Audit Committee are not intended to duplicate or to certify the activities of management and the independent auditors and are in no way designed to supersede or alter the traditional responsibilities of the Company’s management and independent auditors. The Audit Committee’s role does not provide any special assurances with regard to the Company’s financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent auditors. The Audit Committee is composed of three non-employee directors: Mr. Atwood, Mr. Cole and Mr. Sternfeld. All members of the Company’s Audit Committee are independent (as independence is defined in Rule 4200(a)(15) of the NASD listing standards, as may be modified from time to time). The Board of Directors has adopted a written charter for the Audit Committee. During the fiscal year ended September 30, 2003, the Audit Committee conducted four meetings.

      The Compensation Committee is responsible for continually reviewing the Company’s compensation and benefits programs and making recommendations regarding these programs to the Board of Directors from time to time. The Committee consists of Mr. Cole and Ms. Norton. The Compensation Committee conducted one meeting during the fiscal year ended September 30, 2003.

DIRECTOR COMPENSATION

      The Company’s non-employee directors receive $1,500 for each quarterly Board of Directors meeting attended in addition to being reimbursed for certain expenses in connection with their attendance at Board and committee meetings. At each annual meeting of the stockholders of the Company, each non-employee director who has continuously served as a non-employee director since the last annual meeting is granted an option to purchase 3,500 shares of Common Stock, and each other person who is then a non-employee director is granted an option to purchase a prorated number of shares of Common Stock, based on the number of days such person has continuously served as a non-employee director since the last annual meeting. These options are fully vested when granted.

SUMMARY COMPENSATION

      The following table sets forth in summary form information concerning the compensation paid by the Company during the fiscal years ended September 30, 2003, 2002, and 2001 to its Chief Executive Officer, its former Chief Executive Officer and each of the Company’s other four most highly paid officers during the 2003 fiscal year whose salary and bonus for the fiscal year exceeded $100,000 and who served as one of the Company’s executive officers during the 2003 fiscal year. These officers are referred to as the named executive officers in this Information Statement. Other than the salary and bonus described in the table below, the Company did not pay any named executive officer any fringe benefits, perquisites or other compensation in excess of either $50,000 or 10% of the total of his or her salary and bonus during the fiscal years ended September 30, 2003, 2002 or 2001.

Summary Compensation Table

		Annual Compensation
		Over Salary and Bonus		Long-Term Compensation

				Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options	Compensation(1)

Kathleen E. Brush(2)	2003	$225,602	$62,500	500,000	$49,217
President and Chief Executive Officer	2002	—	—	—	—
	2001	$24,585	$16,667	—	—

John Floisand(3)	2003	$140,295	—	—	$371,576
Former Chairman of the Board and	2002	$307,257	—	502,625	$24,052
Chief Executive Officer	2001	—	—	—	—

Mary Kreidler Walker(4)	2003	$130,438	$5,000	—	$4,646
Vice President, Human Resources and	2002	$120,000	—	100,000	$3,758
Administration	2001	$120,000	$25,000	75,650	$5,746

Michael Bundred(5)	2003	$112,415	$64,411	—	$14,283
Vice President Sales, EMEA	2002	$103,186	$59,046	20,000	$12,325
	2001	$84,376	$87,850	5,000	$12,147

Thomas E. Gaunt(6)	2003	$150,000	$69,474	—	$25,714
Vice President Sales, America	2002	$150,000	$71,947	35,000	$8,900
	2001	$25,000	$12,000	75,000	—

Scott J. Lasica(7)	2003	$110,000	$33,127	—	$4,309
Director of Technical Services	2002	$110,000	$63,207	5,000	$3,305
	2001	$71,702	$34,005	10,000	—

(1)	Consists of amounts received pursuant to the Company’s profit sharing plan, 401(k) Company matching funds, pension contributions, relocation compensation, employee stock purchase plan proceeds and severance payments, as applicable.

(2)	Ms. Brush was appointed Chief Executive Officer in February 2003. Ms. Brush first joined Rogue Wave in 1999, and she served as Vice President of Marketing until November 2000. Ms. Brush most recently joined Rogue Wave in October 2002 as Vice President of Marketing and Engineering. In fiscal 2003, Ms. Brush received 401(k) matching funds of $7,917, relocation compensation of $2,092 and a housing allowance of $39,208. Ms. Brush is currently being paid an annual salary of $250,000 with a potential performance bonus of $250,000.

(3)	Mr. Floisand resigned from the Company in February 2003. In fiscal 2003, Mr. Floisand received 401(k) Company matching funds of $5,530, employee stock purchase plan proceeds of $9,046 and a housing and automobile allowance of $32,000. In fiscal 2002, Mr. Floisand received 401(k) Company matching funds of $5,841, employee stock purchase plan proceeds of $2,211 and a housing and automobile allowance of $16,000. In addition, on June 5, 2002, the Company entered into a $500,000 non-interest bearing loan with Mr. Floisand in connection with his relocation to Boulder, Colorado. The loan matured on the earlier of June 5, 2006 or 180 days after termination of employment with the Company. Mr. Floisand’s employment with the Company terminated on February 21, 2003 and he repaid the loan in March 2003. Upon Mr. Floisand’s resignation, he was paid $325,000 in severance.

(4)	Ms. Walker received 401(k) Company matching funds of $4,646, $3,722 and $4,913 in fiscal 2003, 2002 and 2001, respectively. Ms. Walker received employee stock purchase plan proceeds of $36 and $487 in fiscal 2002 and 2001, respectively. Ms. Walker also received profit sharing compensation of $346 in fiscal 2001.

(5)	Mr. Bundred received an automobile allowance of $9,636, $8,088 and $7,971 for fiscal 2003, 2002 and 2001, respectively. Mr. Bundred received a pension contribution of $4,647, $4,237 and $4,176 for fiscal 2003, 2002 and 2001, respectively.

(6)	Mr. Gaunt received 401(k) Company matching funds of $7,698 and $6,824 for fiscal 2003 and 2002, respectively. Mr. Gaunt also received employee stock purchase plan proceeds of $18,016 and $2,076 for fiscal 2003 and 2002, respectively.

(7)	Mr. Lasica received 401(k) Company matching funds of $4,309 and $3,068 for fiscal 2003 and 2002, respectively. Mr. Lasica also received employee stock purchase plan proceeds of $237 in fiscal 2002.

Option Grants in Last Fiscal Year

Stock Option Grants and Exercises

      The Company has granted incentive stock options to its executive officers under the 1997 and 1996 Equity Incentive Plans. As of September 30, 2003, options to purchase a total of 1,758,523 and 418,893 shares were outstanding under the 1997 and 1996 Equity Incentive Plans, respectively, and options to purchase 4,785,891 and 1,372,035 shares remain available for grant thereunder, respectively. The following tables show for the fiscal year ended September 30, 2003, certain information regarding options granted to, exercised by, and held at year-end by, the named executive officer:

Option Grants in Last Fiscal Year

	Individual Grants
					Potential Realizable Value
	Number of	% of Total			at Assumed Annual Rates
	Securities	Options	Exercise		of Stock Price Appreciation
	Underlying	Granted to	or Base		for Option Term($)(4)
	Options	Employees in	Price	Expiration
Name	Granted(#)(1)	Fiscal Year(2)	($/Sh)(3)	Date	5%	10%

Kathleen E. Brush	500,000	85.3%	$2.25	2/21/13	$707,506	$1,792,960

(1)	Options shown were granted under the Company’s 1997 Equity Incentive Plan. Options have a maximum term of 10 years measured from the date of grant, subject to earlier termination upon the optionee’s cessation of service with the Company. One hundred percent (100%) of any unvested options become immediately exercisable if there is a change in control.

(2)	Based on options to purchase 586,000 shares granted to employees in fiscal year 2003, including grants to the named executive officer.

(3)	The exercise price is equal to the fair market value of the Common Stock on the date of grant, based on the closing sale price as reported on The Nasdaq National Market.

(4)	The potential realizable value is calculated based on the term of the option at its time of grant (10 years). It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect the Company’s estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company’s Common Stock.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

      The following table sets forth information concerning option exercises and unexercised options for the fiscal year ended September 30, 2003, with respect to each of the officers of the Company. The value realized represents the difference between the deemed value of the Common Stock on the date of exercise used by the Company for accounting purposes and the exercise price of the option. The value of unexercised in-the-money options was calculated based on the difference between closing sale price of the Common Stock on The Nasdaq National Market on September 30, 2003 of $4.19 per share and the exercise price of the options.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-The-Money Options at
	Options at Fiscal Year End		Fiscal Year End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Kathleen E. Brush	165,000	375,000	$242,500	$727,500
Mary K. Walker	98,750	51,251	$0	$75,501
Michael R. Bundred	43,438	7,500	$5,355	$10,525
Thomas E. Gaunt	95,625	14,375	$80,863	$13,737
Scott J. Lasica	12,500	2,500	$8,815	$3,775

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      To the Company’s knowledge, all statements of beneficial ownership required to be filed with the SEC in the fiscal year ended September 30, 2003, were timely filed, except that reports each covering one stock option grant were filed late by directors Thomas M. Atwood, Louis C. Cole, Margaret M. Norton and Marc H. Sternfeld.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In May 2003, the Company entered into a Separation and Release Agreement with Merle Waterman, its former Vice President and Chief Financial Officer, pursuant to which the Company paid Mr. Waterman $100,000 in severance.

      In February 2003, the Company entered into a Separation and Release Agreement with John Floisand, its former Chairman of the Board and Chief Executive Officer, pursuant to which the Company paid Mr. Floisand $325,000 in severance.

CHANGE OF CONTROL, BONUS AND SEVERANCE AGREEMENTS

      Unless otherwise specified below, all of the Company’s executive officers are eligible to receive bonuses in amounts to be determined by the Board and to participate in the Company’s stock option plans. Each executive officer has agreed not to disclose confidential information, including, but not limited to, any of the Company’s trade secrets, policies and proprietary technology, which are not known to the public or consented to disclosure by the Company. In addition, each executive officer was required to sign a non-competition agreement and an invention assignment agreement with the Company.

      Rogue Wave has entered into change of control agreements with each of Ms. Brush, Ms. Walker and Mr. Gaunt that provide that all unvested options to purchase Rogue Wave common stock each holds will vest upon a change of control.

      Pursuant to Ms. Brush’s offer letter dated February 21, 2003, Ms. Brush is eligible to receive a cash bonus of $62,500 for each fiscal quarter for obtaining certain performance objectives established for each quarter. On October 28, 2003, the Compensation Committee established Ms. Brush’s first quarter performance objectives, which include activities related to a sale of Rogue Wave approved by the Board of Directors. Similarly, Ms. Walker is eligible to receive a $5,000 cash bonus for each fiscal quarter for obtaining certain performance objectives established for each quarter. On October 28, 2003, Ms. Brush established Ms. Walker’s first quarter performance objectives, which include activities related to a sale of Rogue Wave approved by the Board of Directors. These agreements were entered into in the ordinary course of business and the amounts to be received by Ms. Brush and Ms. Walker represent amounts they would otherwise have been entitled to in the event they met specific performance goals and the Board of Directors had not approved the Merger or the Offer. For example, Ms. Brush could be entitled to receive a quarterly bonus of $62,500 provided she achieved the other goals specified even if a sale of the Company did not occur.

      In September 2003, Rogue Wave entered into separation and release agreements with each of Ms. Brush, Ms. Walker and Mr. Gaunt. These agreements provide that, in the event Rogue Wave terminates the employment of the applicable individual without cause within one year of a change of control event, Rogue Wave will pay the individuals as follows: (1) if Ms. Brush is terminated, she will receive 52 weeks base salary; (2) if Ms. Walker is terminated, she will receive 39 weeks base salary; and (3) if Mr. Gaunt is terminated, he will receive 39 weeks base salary. In addition, if Ms. Brush is terminated, she will receive continuation of health, welfare and similar benefits at the expense of Rogue Wave for the lesser of one year or until she gains other employment and is entitled to health benefits. If Ms. Walker or Mr. Gaunt are terminated, each will receive continuation of health, welfare and similar benefits at the expense of Rogue Wave for the lesser of nine months or until he or she gains other employment and is entitled to health benefits. The obligation to pay severance is conditioned upon the named officers’ execution of an agreement releasing any claims they may have against Rogue Wave.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

ON EXECUTIVE COMPENSATION(1)

      The Compensation Committee of the Board of Directors (the “Committee”) is responsible for developing and making recommendations to the Board with respect to the Company’s executive compensation policies. The Committee consists of Louis C. Cole and Margaret M. Norton.

Compensation Philosophy

      The Company’s executive compensation program is based on the following four objectives: (i) to link the interests of management with those of stockholders by encouraging stock ownership in the Company; (ii) to attract and retain superior executives by providing them with the opportunity to earn total compensation packages that are competitive with the industry; (iii) to reward individual results by recognizing performance through salary, annual cash incentives and long-term stock based incentives; and (iv) to manage compensation based on the level of skill, knowledge, effort and responsibility needed to perform the job successfully. The components of the Company’s compensation program for its executive officers include (i) base salary, (ii) performance-based cash bonuses, and (iii) incentive compensation in the form of stock options.

Base Salary

      The Committee annually reviews base salaries of officers, including the named executive officers listed in the Summary Compensation Table. Industry compensation surveys are used to establish base salaries that are within the range of those persons holding comparably responsible positions at other similar-sized software companies, both regionally and nationally. The Company’s current compensation structure falls generally within the midpoint salary range of compensation structures adopted by the other companies in the salary surveys reviewed. An officer’s salary may be increased based on (i) the individual’s increased contribution to the Company over the preceding year; (ii) the individual’s increased responsibilities over the preceding year; and (iii) any increase in median competitive pay levels.

Annual Cash Bonuses

      The Committee recommends the payment of bonuses from time-to-time to the Company’s employees, including its executive officers, to provide an incentive to these persons to be productive over the course of each fiscal year. These bonuses are awarded only if the Company achieves or exceeds certain corporate performance goals. The performance goals include both financial and non-financial measures. The Committee establishes the manner in which the performance goals are calculated and may exclude the impact of certain specified events from the calculation. The size of the cash bonus to each executive officer is based on the individual executive’s performance during the preceding year as well as that level of combination of cash compensation and stock options that would be required from a competitive point of view to retain the services of a valued executive officer.

Equity Incentive Plan

      The Company believes that a key component to the compensation of its executive officers should be through stock options. Stock options utilized by the Company for this purpose have been designed to provide an incentive to these employees by allowing them to directly participate in any increase in the long-term value of the Company. This incentive is intended to reward, motivate and retain the services of executive employees. The Company has historically rewarded its executive employees through the grant of Incentive Stock

Stock Option Plans

      Incentive stock options and nonstatutory stock options are allocated to both executive and non-executive employees on an annual basis by either the Committee or the Board of Directors. The Company’s 1997 Equity Incentive Plan provides for the grant of up to 6,850,000 shares of the Company’s Common Stock. The 1996 Equity Incentive Plan provides for the grant of up to 3,500,000 shares of the Company’s Common Stock. At this time, the Company does not expect to grant additional options to executive and non-executive employees under the 1996 Plan. Stock options are typically granted with exercise prices equal to the prevailing market value of the Company’s Common Stock on the date of grant, have 10-year terms and are subject to vesting periods established from time to time by the Committee.

      The Compensation Committee employs no particular set of mechanical criteria in awarding stock options. Rather, it evaluates a series of factors including: (i) the overall performance of the Company for the fiscal year in question; (ii) the performance of the individual in question; (iii) the anticipated contribution by the individual to the Company on an overall basis; (iv) the historical level of compensation of the individual; (v) the level of compensation of similarly situated executives in the Company’s industry; and (vi) that level of combination of cash compensation and stock options that would be required from a competitive point of view to retain the services of a valued executive officer.

Chief Executive Officer Compensation

      Effective February 21, 2003, Ms. Brush became the Chief Executive Officer with an annual base salary of $250,000 and a potential performance bonus of $250,000. The Committee believes that Ms. Brush’s annual base salary and allowance is within the range of compensation structures of those persons holding comparable positions at similar sized software companies. In setting this amount, the Committee took into account the scope of Ms. Brush’s responsibility and the Board’s confidence in Ms. Brush’s skills and ability to implement the Company’s new corporate strategy and business model. Ms. Brush took no part in discussions relating to her own compensation.

Section 162(m) of the Internal Revenue Code

      The Committee has considered the potential future effects of Section 162(m) of the Internal Revenue Code, as amended. Section 162(m) limits the deductibility by public companies of certain executive compensation in excess of $1.0 million per executive per year, but excludes from the calculation of such $1.0 million limit certain elements of compensation, including performance-based compensation. The cash compensation paid to the Company’s named executive officers in fiscal 2003 did not approach the $1.0 million limit nor is it to be expected to approach such limit in fiscal year 2004. Therefore, the Committee has not yet established a policy for determining which forms of incentive compensation awarded to its named executive officers will be designed to qualify as “performance-based compensation.”

By the Compensation Committee

Louis C. Cole
Margaret M. Norton

(1)	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The compensation committee consists of Mr. Cole and Ms. Norton. Neither of Mr. Cole nor Ms. Norton are Rogue Wave employees or Rogue Wave’s current or former officers. No interlocking relationship exists between any member of Rogue Wave’s compensation committee and any member of any other company’s board of directors or compensation committee.

STOCK PERFORMANCE GRAPH(1)

      The following graph and table show the total stockholder return of an investment of $100 in cash on September 30, 1998, for (i) the Company’s Common Stock, (ii) the Nasdaq Stock Market (U.S.) Index and (iii) the Goldman Sachs Software Index, an index based on companies in a group of public companies in the high technology industry. All values assume reinvestment of the full amount of all dividends and are calculated as of September 30 of each year. In fiscal year 2002, due to discontinuance of the Hambrecht & Quist High Technology Index, the Company began utilizing the Goldman Sachs Software Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG ROGUE WAVE SOFTWARE, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE GOLDMAN SACHS SOFTWARE INDEX

	9/98	9/99	9/00	9/01	9/02	9/03

Rogue Wave Software, Inc.	100.00	82.76	74.14	34.21	26.21	57.79
Nasdaq Stock Market (U.S.)	100.00	163.12	217.03	88.74	69.90	106.49
Goldman Sachs Software	100.00	164.71	204.26	98.77	77.17	107.88

*	$100 invested on September 30, 1998 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

(1)	This section is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ANNEX B

[LETTERHEAD OF BRYANT PARK CAPITAL, INC.]

November 3, 2003

Board of Directors

Rogue Wave Software, Inc.
5500 Flatiron Parkway
Boulder, Colorado 80301

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of the common stock of Rogue Wave Software, Inc. (“Rogue Wave”), other than Quovadx, Inc. (“Quovadx”) and its affiliates, from a financial point of view, of the Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of November 3, 2003 (the “Merger Agreement”), by and among Rogue Wave, Quovadx and Chess Acquisition Corporation, a wholly owned subsidiary of Quovadx (“Sub”). The Merger Agreement provides for, among other things, (i) an offer by Sub (the “Offer”) to exchange each outstanding share of the common stock, par value $0.001 per share, of Rogue Wave (“Rogue Wave Common Stock”) for (a) 0.5292 of a share (the “Stock Consideration”) of the common stock, par value $0.01 per share, of Quovadx (“Quovadx Common Stock”) and (b) $4.09 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”); provided, however, if the product of 0.5292 times the number of outstanding shares of Rogue Wave Common Stock, on a fully diluted basis, is greater than the product of the number of outstanding shares of Quovadx Common Stock times 0.199, then (1) the Stock Consideration shall instead equal the fraction obtained by dividing (x) the product of the outstanding shares of Quovadx Common Stock times 0.199 by (y) the number of outstanding shares of Rogue Wave Common Stock, on a fully diluted basis, and (2) the Cash Consideration shall instead equal the difference of (x) $6.85 minus (y) the product of the Stock Consideration (as determined in clause (1)) times the average of the closing trading prices for one share of Quovadx Common Stock as reported on the Nasdaq National Market for the five trading day period ending on and including the trading day close immediately prior to the first public announcement of the Offer and (ii) subsequent to the Offer, the merger of Sub and Rogue Wave (the “Merger” and, together with the Offer, the “Transaction”) pursuant to which each outstanding share of Rogue Wave Common Stock not acquired in the Offer will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement as well as certain publicly available business and financial information relating to Rogue Wave and Quovadx. We also have reviewed certain other information relating to Rogue Wave and Quovadx, including financial forecasts, provided to or discussed with us by Rogue Wave and Quovadx, and have met with the management of Rogue Wave and Quovadx to discuss the businesses and prospects of Rogue Wave and Quovadx. We have also considered certain financial and stock market data of Rogue Wave and Quovadx, and we have compared those data with similar data for other publicly held companies in businesses similar to Rogue Wave and Quovadx, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects and upon the assurances of the management of Rogue Wave that no relevant information has been omitted or remains undisclosed to us. We have been advised, and have assumed, that the financial forecasts for Rogue Wave and Quovadx have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Rogue Wave and Quovadx as to the future financial performance of Rogue Wave and Quovadx. We have assumed, with your consent, that in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the Transaction, no

B-1

November 3, 2003

Board of Directors

Rogue Wave Software, Inc.
5500 Flatiron Parkway
Boulder, Colorado 80301

modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Transaction and that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, amendment or modification of any material term, condition or agreement. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Rogue Wave or Quovadx, nor have we been furnished with any such evaluations or appraisals. We are not expressing any opinion as to what the value of Quovadx Common Stock actually will be when issued pursuant to the Transaction or the prices at which Quovadx Common Stock will trade at any time. In connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Rogue Wave. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to Rogue Wave, nor does it address the underlying business decision of Rogue Wave to proceed with the Transaction. In addition, our opinion is necessarily based on information available to us, and financial, economic, market and other conditions and circumstances as they exist and can be evaluated by us, as of the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm the opinion.

We have acted as financial advisor to Rogue Wave in connection with the Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee based upon a request of Rogue Wave to prepare and deliver this opinion.

It is understood that this letter is for the information of the Board of Directors of Rogue Wave in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Rogue Wave Common Stock pursuant to the Offer or how such stockholder should vote or act with respect to any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Rogue Wave Common Stock is fair to such holders (other than Quovadx and its affiliates) from a financial point of view.

Very truly yours,

BRYANT PARK CAPITAL, INC.

B-2

EXHIBIT INDEX

Exhibit
Number		Description

(a	)(1)	Prospectus dated November 12, 2003 (incorporated by reference to the preliminary prospectus included in the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(a	)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(a	)(3)	Letter to holders of Common Stock of Rogue Wave Software, Inc., dated November 12, 2003.*
(a	)(4)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9).*
(a	)(5)	Joint Press Release of Rogue Wave Software, Inc. and Quovadx, Inc., dated November 4, 2003 (incorporated by reference to Rogue Wave Software, Inc.’s filing pursuant to Rule 425 under the Securities Act on November 5, 2003).
(e	)(1)	Agreement and Plan of Merger by and among Quovadx, Inc., Chess Acquisition Corp. and Rogue Wave Software, Inc., dated as of November 3, 2003 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(e	)(2)	Form of Tender and Voting Agreement, dated as of November 3, 2003, by and among Quovadx, Inc. and certain executive officers and directors (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(e	)(3)	Opinion of Bryant Park Capital, Inc. to the Board of Directors of Rogue Wave Software, Inc., dated November 3, 2003 (attached as Annex B to this Schedule 14D-9).*
(e	)(4)	Change of Control Agreement, dated as of September 17, 2003, by and between Kathleen E. Brush and Rogue Wave Software, Inc.
(e	)(5)	Change of Control Agreement, dated as of September 17, 2003, by and between Mary Kreidler Walker and Rogue Wave Software, Inc.
(e	)(6)	Change of Control Agreement, dated as of September 17, 2003, by and between Thomas E. Gaunt and Rogue Wave Software, Inc.
(e	)(7)	Separation and Release Agreement, dated as of September 17, 2003, by and between Kathleen E. Brush and Rogue Wave Software, Inc.
(e	)(8)	Separation and Release Agreement, dated as of September 17, 2003, by and between Mary Kreidler Walker and Rogue Wave Software, Inc.
(e	)(9)	Separation and Release Agreement, dated as of September 17, 2003, by and between Thomas E. Gaunt and Rogue Wave Software, Inc.
(e	)(10)	Rogue Wave Software, Inc. 1996 Equity Incentive Plan (incorporated by reference to the Exhibit filed with Rogue Wave Software, Inc.’s Proxy Statement on Schedule 14A and filed on December 10, 1998).
(e	)(11)	Rogue Wave Software, Inc. 1997 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 filed with Rogue Wave Software, Inc.’s Quarterly Report on Form 10-Q for the quarter ending December 31, 2000).

*	Included in materials mailed to stockholders of Rogue Wave.